UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 14, 2023

ONEOK, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-13643	73-1520922
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Fifth Street; Tulsa, OK

(Address of Principal Executive Offices)

74103

(Zip Code)

(918) 588-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value of $0.01	OKE	New York Stock Exchange

Item 8.01	Other Events.

As previously announced, on May 14, 2023, ONEOK, Inc., an Oklahoma corporation (NYSE: ONEOK) (“ONEOK”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Magellan Midstream Partners, L.P. (NYSE: MMP), a Delaware limited partnership (“Magellan”), and Otter Merger Sub, LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of ONEOK (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Magellan (the “Merger”), with Magellan continuing as the surviving entity and a wholly owned subsidiary of ONEOK.

On June 20, 2023, ONEOK filed a registration statement on Form S-4 (No. 333-272758) (the “Registration Statement”), which contained a preliminary prospectus of ONEOK and a preliminary joint proxy statement of Magellan and ONEOK. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on July 24, 2023, which contained ONEOK’s definitive prospectus and Magellan’s and ONEOK’s definitive joint proxy statement (the “joint proxy statement/prospectus” or the “Proxy Statement”). ONEOK filed with the SEC the joint proxy statement/prospectus on July 25, 2023 and commenced mailing copies of the Proxy Statement on or about July 25, 2023.

Since entering into the Merger Agreement, ONEOK has received, to its knowledge, one demand letter from a purported shareholder of ONEOK (the “Demand Letter”). The Demand Letter asserts that certain allegedly material omissions in the joint proxy statement/prospectus purportedly give rise to violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-9 promulgated thereunder. It is possible that additional, or similar demand letters may be received by ONEOK, or that complaints making similar allegations may be filed naming ONEOK as a defendant, regarding the Merger. Absent new or different allegations that are material or a disclosure obligation under the U.S. federal securities laws, ONEOK will not necessarily disclose such additional demands or complaints.

ONEOK believes that the disclosures set forth in the joint proxy statement/prospectus comply fully with applicable law, that no further disclosure beyond that already contained in the joint proxy statement/prospectus is required under applicable law, and that the allegations asserted in the Demand Letter are entirely without merit. However, in order to moot these disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Merger, and without admitting any liability or wrongdoing, ONEOK is voluntarily supplementing the joint proxy statement/prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, ONEOK specifically denies all allegations in the Demand Letter that any additional disclosure was or is required.

SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT/PROSPECTUS

The following supplemental information should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety and is available on the SEC’s website at http://www.sec.gov, along with periodic reports and other information ONEOK files with the SEC. To the extent that the information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the joint proxy statement/prospectus. All page references are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement/prospectus. New text within restated language from the Proxy Statement is highlighted with bold, underlined text and removed language within restated language from the Proxy Statement is indicated by ~~strikethrough text~~.

The disclosure under the heading “The Merger—Opinion of ONEOK’s Financial Advisor—Summary of Material Analysis” is hereby amended and supplemented by replacing the second full paragraph on page 79 of the Proxy Statement with the following:

Goldman Sachs derived ranges of illustrative enterprise values for Magellan by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Magellan ~~the amount of~~ Magellan’s total debt of approximately $5 billion and added ~~the amount of~~ Magellan’s cash and cash equivalents of approximately $7 million, in each case, as provided by Magellan and approved for Goldman Sachs’ use by the management of ONEOK, to derive a range of illustrative equity values for Magellan. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding units of Magellan of approximately 205 million, as provided by the management of Magellan and approved for Goldman Sachs’ use by the management of ONEOK, using the treasury stock method, to derive a range of illustrative present values per unit ranging from $58.64 to $75.29.

The disclosure under the heading “The Merger—Opinion of ONEOK’s Financial Advisor—Summary of Material Analysis” is hereby amended and supplemented by replacing the fourth full paragraph on page 79 of the Proxy Statement with the following:

Goldman Sachs derived ranges of illustrative enterprise values for ONEOK by adding the ranges of present values it derived above. Goldman Sachs then calculated the present value of the estimated cash tax savings resulting from ONEOK’s net operating losses (“NOLs”) for the second through fourth quarters of the fiscal year 2023 and the fiscal years 2024 through 2032 as reflected in the Tax Attribute Forecast, using the mid-year convention for discounting cash flows and discount rates ranging from 7.25% to 8.75% with a midpoint of 8.0%, reflecting estimates of ONEOK’s weighted average cost of capital. Goldman Sachs then added the resulting present value of the estimated cash tax savings resulting from ONEOK’s NOLs to the range of illustrative enterprise values calculated in the previous sentence. Goldman Sachs then subtracted from the range of illustrative enterprise values (including the estimated cash tax savings) it derived for ONEOK ~~the amount of~~ ONEOK’s total debt of approximately $13 billion (including $20 million of Series E Preferred Equity) and added ~~the amount of~~ ONEOK’s cash and cash equivalents of approximately $680 million, in each case, as provided by and approved for Goldman Sachs’ use by the management of ONEOK, to derive a range of illustrative equity values for ONEOK. Goldman Sachs then divided the range of illustrative equity values it derived in the manner described in the preceding two sentences by the number of fully diluted outstanding shares of ONEOK Common Stock of approximately 450 million, as provided by and approved for Goldman Sachs’ use by the management of ONEOK, using the treasury stock method, to derive a range of illustrative present values per share ranging from $66.42 to $86.68.

The disclosure under the heading “The Merger—Opinion of ONEOK’s Financial Advisor—Summary of Material Analysis” is hereby amended and supplemented by replacing the second full paragraph on page 81 of the Proxy Statement with the following:

Goldman Sachs then subtracted the amount of ONEOK’s pro forma net debt (including $20 million of Series E Preferred Equity) for the fiscal year 2025, as provided by and approved for Goldman Sachs’ use by the management of ONEOK, from the respective implied enterprise values in order to derive a range of illustrative equity values as of March 31 for ONEOK on a pro forma basis for the fiscal year 2025. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of ONEOK Common Stock on a pro forma basis for the fiscal year 2025 of approximately 588 million, calculated using information provided by and approved for Goldman Sachs’ use by the management of ONEOK, to derive a range of implied future values per share of ONEOK Common Stock on a pro forma basis. Goldman Sachs then added the cumulative dividends per share of ONEOK Common Stock on a pro forma basis expected to be paid to holders of shares of ONEOK Common Stock on a pro forma basis through the end of fiscal year 2025, using the ONEOK Pro Forma Forecasts. Goldman Sachs then discounted these implied future equity values per share of ONEOK Common Stock on a pro forma basis to March 31, 2023, using an illustrative discount rate of 9.0%, reflecting an estimate of ONEOK’s pro forma cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $67.25 to $83.96 per share of ONEOK Common Stock pro forma for the proposed merger, or a range of implied present values of $67.09 to $83.81 if both of the Special Distributions are paid.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of a pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in the joint proxy statement/prospectus (as defined below). All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ONEOK has filed with the SEC a Registration Statement on Form S-4 to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement/prospectus, and each party will file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on July 24, 2023. ONEOK and Magellan each filed with the SEC the definitive joint proxy statement/prospectus on July 25, 2023. Each of ONEOK and Magellan commenced mailing copies of the joint proxy statement/prospectus to shareholders of ONEOK and unitholders of Magellan, respectively, on or about July 25, 2023. This report is not a substitute for the joint proxy statement/prospectus or for any other document that ONEOK or Magellan has filed or may file in the future with the SEC in connection with the merger. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors can obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by ONEOK and Magellan with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, are available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, are available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONEOK, Inc.

Date: September 14, 2023	By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development